

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Melanie Nallicheri
Chief Executive Officer
EQRx, Inc.
50 Hampshire Street
Cambridge, Massachusetts 02139

> **Re: EQRx, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 23, 2023**
> **File No. 333-269972**

Dear Melanie Nallicheri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin